P.E. 1/31/02

02012829

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FEB 0 1 2002

For the month of January 2002.

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL P

**PanCanadian Energy Corporation**
(Translation of Registrant's Name Into English)

**150 - 9th Avenue S.W.**
**Calgary, Alberta, Canada T2P 3H9**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

CRGH

# PANCANADIAN ENERGY CORPORATION

# MATERIAL CHANGE REPORT

## Item 1: Reporting Issuer

PanCanadian Energy Corporation ("PanCanadian")
PanCanadian Energy Plaza
150 – 9th Avenue S.W.
Calgary, Alberta
T2P 2S5

## Item 2: Date of Material Change

January 27, 2002

## Item 3: Press Release(s)

PanCanadian issued a press release on January 27, 2002 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change. A copy of such press release is attached hereto as Schedule "A".

## Item 4: Summary of Material Changes

PanCanadian Energy Corporation and Alberta Energy Company Ltd. ("AEC") have agreed, subject to applicable court, regulatory and shareholder approvals, to merge. AEC common shareholders will receive 1.472 common shares of PanCanadian for each common share of AEC that they own. Each of the respective Boards of Directors has (i) determined unanimously that the transaction is fair to its shareholders (including optionholders in the case of AEC) and is in the best interests of its company, (ii) has received fairness opinions from its financial advisors and, (iii) will recommend in the joint circular to be delivered to its shareholders (including optionholders in the case of AEC) that such holders vote in favour of the transaction. The transaction will be carried out by way of a plan of arrangement (the "Arrangement") under the *Business Corporations Act* (Alberta).

PanCanadian will be renamed EnCana Corporation ("EnCana"). The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion.

## Item 5: Full Description of Material Change

Under the terms of a combination agreement dated January 27, 2002 (the "Combination Agreement"), PanCanadian and AEC have agreed, subject to the approval of the Court of Queen's Bench of Alberta, and regulatory and shareholder approvals, to merge.

The Combination Agreement provides that AEC common shareholders will receive 1.472 common shares of PanCanadian (then EnCana) for each common share of AEC which they own. The exchange ratio is a market-to-market ratio based on the average of the closing price for the 10 trading days ended Wednesday, January 23, 2002. Upon completion of the Arrangement, PanCanadian shareholders will own approximately 54 percent and AEC shareholders will own approximately 46 percent of EnCana.

PanCanadian will be renamed EnCana Corporation. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion. The transaction is anticipated to close in early April 2002. The transaction will be carried out by way of a plan of arrangement under the *Business Corporations Act* (Alberta). The proposed transaction is subject to approvals by the shareholders of both companies (such vote to be by a 66-2/3% majority and to include optionholders voting together with common shareholders in the case of AEC and, in the case of PanCanadian, a simple majority vote of the common shareholders), the Court of Queen's Bench of Alberta, and appropriate regulatory and other authorities. Registered holders of the AEC common shares will be entitled to rights of dissent in connection with the approval of the Arrangement.

*Board Recommendation*

Each of the respective Boards of Directors (i) has determined unanimously that the transaction is fair to its shareholders (including optionholders in the case of AEC) and is in the best interests of its company, respectively, (ii) has received written fairness opinions from its financial advisors to the effect that the exchange ratio under the Arrangement is fair from a financial point of view and, (iii) will recommend in the joint circular to be delivered to its shareholders (including optionholders in the case of AEC) that such holders vote in favour of the transaction.

*Board of Directors and Executives*

The Board of Directors of EnCana will consist of 16 members and will be divided equally between persons who were directors of PanCanadian and AEC prior to the effective date. The following will be the senior appointments of EnCana from the effective date.

| | |
|---|---|
| Chairman: | David P. O'Brien |
| President and Chief Executive Officer: | Gwyn Morgan |

*Combination Agreement*

*Non-Solicitation*

Under the Combination Agreement, both PanCanadian and AEC have covenanted that neither they, nor their respective subsidiaries shall, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an acquisition proposal, provided that nothing shall prevent the Board of Directors of either company from considering, negotiating, approving or recommending to its shareholders an agreement in respect of an unsolicited *bona fide* written acquisition proposal (i) in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors of the party subject to the acquisition proposal, acting in good faith, to be reasonably likely to be obtained, (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of a party to the Combination Agreement or any of its subsidiaries or their representatives beyond 5:00 p.m. (Mountain Standard Time) on the third business day after which access is afforded to the person making the acquisition proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); (iii) in respect of which the Board of Directors of the party subject to the acquisition proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the Board of Directors of the party subject to the acquisition proposal determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable to its shareholders than the proposed Arrangement. Pursuant to the Combination Agreement, an acquisition proposal which satisfies the above conditions constitutes a "Superior Proposal".

PanCanadian and AEC have agreed to refrain from participating in any discussions or negotiations with any parties with respect to any potential acquisition proposal and not to release any third party from any confidentiality agreement or standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal. Each company has agreed to immediately request the return or destruction of all confidential information provided to any third parties who have previously entered into a confidentiality agreement in respect of an acquisition proposal.

PanCanadian and AEC have agreed to immediately notify the other of any future acquisition proposal of which either's respective directors or senior officers become aware, or any amendments thereto, or any request for non-public information relating to them, or their subsidiaries in connection with an acquisition proposal or for access to the properties, books or records or for a list of their shareholders by any person or entity that informs either PanCanadian or AEC that it is considering making an acquisition proposal. Each of PanCanadian and AEC has agreed to provide the other with a copy of all written communications and a description of the material terms and conditions of any proposal and to provide such details of the proposal, inquiry or contact as the other may reasonably request.

*Notification of Superior Proposal*

PanCanadian and AEC have agreed not to accept, approve or recommend or enter into any agreement (except for a confidentiality agreement) in respect of an acquisition proposal on the basis that it constitutes a Superior Proposal unless (i) it has provided the other party with a copy of the acquisition proposal document which has been determined to be a Superior Proposal; (ii) five business days have elapsed from the later of the date the other party received notice of the determination to accept, approve or recommend an agreement in respect of a third-party acquisition proposal, and the date the party received a copy of the acquisition proposal document; (iii) it has paid to the other party the Break Fee as outlined below; and (iv) it concurrently terminates the Combination Agreement pursuant to its terms. During the five business day notice period, the party receiving or subject to the Superior Proposal shall provide a reasonable opportunity to the other party to consider, discuss and offer such adjustments in the terms and conditions of the Combination Agreement as would enable the party receiving the Superior Proposal to proceed with its recommendation to securityholders with respect to the Arrangement. The Board of Directors of the party receiving or subject to the Superior Proposal will review in good faith any offer made by the other to amend the terms of the Combination Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in the Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of the party determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise the other party and will accept the offer by the other party to amend the terms of the Combination Agreement. If the Board of Directors of the party subject to the Superior Proposal continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by the other party, the party may, subject to the terms of the Combination Agreement including the payment of the Break Fee as outlined below, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. Each successive material modification of any acquisition proposal or Superior Proposal shall, in certain circumstances, require an additional five business day notice period from the date such amendment is communicated to the other party thereto.

*Acquisition Proposal*

Under the Combination Agreement "acquisition proposal" means any merger, amalgamation, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of material assets, material sale of treasury shares or rights or interests therein or thereto (other than a public offering of treasury shares) or similar transactions involving PanCanadian or AEC or any material subsidiary (any subsidiary with assets or revenues constituting 10% of the party's consolidated assets or revenues, respectively) of PanCanadian or AEC, or a proposal to do so, excluding the Arrangement.

*Break Fee*

As part of the Combination Agreement each party has agreed to pay to the other party liquidated damages in the amount of C$350 million in the event:

(a) the Board of Directors of the party has withdrawn, qualified or changed any of its recommendations or determinations with respect to the transaction in a manner adverse to the other party or shall have resolved to do so prior to the effective date of the Arrangement;

(b) a *bona fide* acquisition proposal is publicly announced, proposed, offered or made to the party or the shareholders of the party, and (A) such acquisition proposal has not expired or been withdrawn at the time of the party's meeting considering the transaction, (B) the shareholders (including optionholders in the case of AEC) of the party do not approve the Arrangement and (C) such acquisition proposal, an amended version thereof, a competing acquisition proposal or an acquisition proposal solicited in response to the foregoing, is consummated within 12 months of the termination of the Combination Agreement; or

(c) the party breaches any of its representations, warranties or covenants made in the Combination Agreement, in respect of which notice has been given by the other party and such breach has not been cured within 30 days of such notice and which would individually or in the aggregate have a material adverse effect on the party or materially impede the completion of the Arrangement.

*Conditions*

Under the terms of the Combination Agreement, the obligations of the parties to complete the transaction are subject to the fulfillment or waiver of various conditions precedent, including: (a) approvals having been obtained from the shareholders of each of PanCanadian and AEC (such vote to include optionholders in the case of AEC); (b) the approval of the Court of Queen's Bench and regulatory approvals having been obtained, or relevant waiting periods having expired or been waived, including approvals under the *Competition Act* (Canada) and the United States *Hartt-Scott-Rodino Antitrust Improvements Act of 1976*; (c) the effective date of the Arrangement must be on or before July 31, 2002, subject to any extension of up to thirty (30) days from July 31, 2002; (d) The Toronto Stock Exchange and the New York Stock Exchange must have conditionally approved for listing, subject to compliance with the usual requirements of such exchanges, the PanCanadian common shares issuable pursuant to the terms of the Arrangement, including on exercise of all converted AEC options (e) the holders of not more than 5% of the issued and outstanding AEC common shares shall have exercised rights of dissent in relation to the Arrangement and have not withdrawn such dissents; and (f) both PanCanadian and AEC must be satisfied, acting reasonably, that the tax consequences and tax related obligations for PanCanadian as a result of the completion of the Arrangement would not reasonably be expected to result in a material adverse effect on PanCanadian after the Arrangement has become effective. The obligation of either party to complete the transaction is also conditional upon: (a) each party being satisfied that the representations and warranties made by the other party are true and correct as of the effective date of the Arrangement; (b) the other party shall have complied with its covenants in the Combination Agreement; (c) there being no change in the other party constituting a material adverse change; and (d) no person or group of persons having acquired beneficial ownership of 20% or more of the other party's common shares (as determined in accordance with that party's shareholder rights plan). All of the foregoing conditions are subject to waiver by the parties.

*Material Adverse Change or Material Adverse Effect*

Under the Combination Agreement, "material adverse change" and "material adverse effect" are defined to mean any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of either party and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in a state of facts in (i) the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general or the general markets for crude oil and natural gas on a current or forward basis, (ii) the trading price of the PanCanadian common shares or AEC common shares, respectively, or other securities of PanCanadian or AEC immediately following and reasonably attributable to the announcement of the

Combination Agreement and the transactions contemplated thereby, (iii) the oil and gas industry in general, and (iv) other specific matters disclosed to the other party.

*Other Provisions*

The Combination Agreement also contains customary representations and warranties on behalf of each party to the other party. The parties have also covenanted to operate in the ordinary course of business and consistent with past practices. The Combination Agreement may be terminated (i) if the Arrangement is not effective on or prior to July 31, 2002, (ii) shareholder approval or court approval is not obtained, (iii) in certain circumstances where the break fee is paid, and (iv) certain other circumstances.

**Item 6: Reliance on Section 146(2) of the Securities Act (Alberta) or Equivalent Provisions**

Not applicable.

**Item 7: Omitted Information**

Not applicable.

**Item 8: Senior Officers**

Laurie Schuller, General Counsel & Corporate Secretary of PanCanadian, is a senior officer knowledgeable about the material change and may be reached at (403) 290-2000.

**Item 9: Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, January 29, 2002.

**PANCANADIAN ENERGY CORPORATION**

Per: *"Laurie J. Schuller"*
(signed) Laurie J. Schuller
General Counsel & Corporate Secretary

***IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.***

Schedule "A"

# NEWS RELEASE

# AEC AND PANCANADIAN TO MERGE:

## EnCana Corporation

### A FLAGSHIP CANADIAN-HEADQUARTERED, WORLD-CLASS INDEPENDENT OIL AND GAS COMPANY

**EnCana will be a leading global super-independent with the largest production and reserve base of all publicly traded independents. EnCana will have an industry leading management and technical team, a strong legacy asset base, an excellent growth profile and the financial strength to create a world-class platform that will provide superior shareholder returns.**

**CALGARY, January 27, 2002** – Alberta Energy Company Ltd. (AEC) (TSE/AEC; NYSE/AOG) and PanCanadian Energy Corporation (PanCanadian) (TSE/PCE; NYSE/PCX) today announced that their respective Boards of Directors have unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion. Upon completion of the transaction, the combined organization will operate under the name EnCana Corporation (EnCana).

Under the terms of the agreement, this merger of equals is to be accomplished through an arrangement under the Business Corporations Act of Alberta. It will feature a Common Share exchange through which AEC common shareholders will receive 1.472 common shares of PanCanadian for each common share of AEC they own. The exchange ratio is a market-to-market ratio based on the average of the closing price for the 10 trading days ended Wednesday, January 23, 2002. On completion of the proposed transaction, PanCanadian shareholders will own approximately 54 percent and AEC shareholders will own approximately 46 percent of EnCana. Both Boards of Directors have endorsed the transaction and have received fairness opinions from their financial advisors. The proposed merger is subject to approvals by the shareholders of both companies, the Court of Queen's Bench of Alberta, and appropriate regulatory and other authorities. The transaction is anticipated to close in early April 2002.

Mr. David O'Brien, PanCanadian Chairman and Chief Executive Officer, will serve as non-executive Chairman, and Mr. Gwyn Morgan, AEC President and Chief Executive Officer, will be President and Chief Executive Officer of the combined Company. EnCana's Board of Directors will consist of an equal number of Directors from each company.

...2/

The name EnCana identifies the company's business of providing energy supplies for people, and its Canadian heritage and headquarters. The combination of these two great companies creates:

- The world's number one independent oil and gas company in terms of enterprise value, reserves and production
- An industry-leading management and technical team with best-in-class core competencies
- An unparalleled North American legacy asset base with leading international exploration and production assets and opportunities
- A superior operating and financial growth profile for shareholders
- One of the strongest balance sheets among senior North American-based independents, providing the financial strength to pursue both internal and external growth opportunities
- The third largest publicly traded industrial company in Canada
- One of the largest capital investment programs of any Canadian-headquartered company.

"This transaction creates a leading global super-independent energy company, headquartered in Canada. We have decided to come together as equals from positions of strength so that we can achieve a stronger future in this highly competitive marketplace," said Mr. O'Brien.

"Together we will enjoy the size, profitability, financial strength and organizational reach that will enable us to compete effectively on a global basis. EnCana will have one of the most attractive internal growth profiles in the industry given the excellent strategic asset fit, and the magnitude and complementary nature of our growth prospects. AEC brings unparalleled near-term and medium-term internal growth from North America and Ecuador while PanCanadian brings near-term growth in Western Canada and prospects for very strong long-term growth from Eastern Canada and the North Sea," added Mr. O'Brien.

"We are uniting two of the best Canadian oil and gas companies with world-class people and assets. We will have a tremendous growth profile and an abundance of opportunity to create future shareholder value," said Mr. Morgan.

"Our strong balance sheet will enable us to both optimize our capital investment program through the drillbit and to pursue selective acquisitions. We will have the size and technical capabilities to manage the challenges associated with developing high-impact North American and offshore projects. I am extremely confident that we can manage our combined assets and resources to create more profitable growth and higher shareholder returns than either company could achieve on a stand-alone basis," said Mr. Morgan.

The merging companies estimate achieving annual pretax cost savings of one-quarter billion dollars that will come from gaining efficiencies in overlapping operations, streamlining business practices, improving procurement practices, building a common information technology base, and incorporating best practices. The companies expect to achieve this annual rate of synergies within 12 months after completion of the integration. The companies also expect to achieve annual capital program synergies of an additional quarter billion dollars. It is anticipated that EnCana will have one of the strongest balance sheets among its peer group, providing significant financial flexibility as evidenced by pro forma debt to capitalization of 34 percent. Shareholders are expected to enjoy enhanced trading liquidity and strong returns on capital employed. Based on recent IBES forecasts for 2002, the pro forma financial impact on cash flow per share, including the annual synergies, is expected to be accretive to PanCanadian and neutral to AEC. The impact on earnings per share is anticipated to be neutral to PanCanadian and accretive to AEC.

...3/

EnCana will have superior assets and the capability to choose the best projects to maximize shareholder returns. The combined company will have six core growth platforms:

- The Western Canadian Sedimentary Basin (natural gas and oil)
- Offshore East Coast Canada (natural gas)
- The U.S. Rocky Mountains (natural gas)
- The Gulf of Mexico (oil)
- The U.K. Central North Sea (oil)
- The Oriente Basin of Ecuador (oil).

EnCana will have additional potential from high-impact exploration in the Canadian North, Alaska, Australia, Azerbaijan, the Middle East and Brazil.

Specific highlights and estimates for EnCana include:

*The combined company:*

- Among worldwide independents, the largest proved reserve base, consisting of 7.8 trillion cubic feet of natural gas and 1.3 billion barrels of oil and liquids, equaling a combined 2.6 billion barrels of oil equivalent
- 2002 daily production targets of 2.7 billion cubic feet of natural gas and 255,000 barrels of oil and liquids, which equals 700,000 barrels of oil equivalent
- Targeted daily production by 2005 of 1.1 million barrels of oil equivalent, which would be a 55-percent increase from the 2002 production forecast
- A 2002 capital investment program of $3.8 billion.

*North America:*

- The largest independent natural gas producer in North America, with 2.7 billion cubic feet of total daily production forecast for 2002
- The largest independent natural gas storage network in North America
- A North American exploration land base of 23 million acres, including unparalleled positions in Canada's Western Basin and East Coast Scotian Shelf
- One of North America's largest drilling programs with more than 2,800 exploration and development wells planned for 2002
- A major developer of oilsands production in Canada, with a significant interest in Syncrude and two world-class SAGD thermal recovery projects at Foster Creek and Christina Lake
- Significant deepwater Gulf of Mexico exploration potential, with interests in more than 200 offshore blocks
- A leading resource holder and researcher into developing Canada's extensive high-potential coalbed methane resources
- Over $2 billion in combined North American midstream and marketing assets, consisting of energy services, gas storage, natural gas liquids extraction, pipelines and power generation.

*U.K. North Sea:*

- Buzzard, the largest oil discovery in the U.K. Central North Sea in the last decade with more than 180 million barrels recoverable (net), with further upside potential.

....4/

*Ecuador:*

- Largest private sector oil producer in Ecuador with production forecast to double in mid-2003 to more than 100,000 barrels per day.

*New Ventures:*

- More than 13 million net acres of prospective undeveloped land in Northern Canada, Alaska, Australia, Azerbaijan, the Middle East and Brazil.

In discussing the upcoming integration Mr. Morgan said, "Both AEC and PanCanadian have successfully and decisively integrated companies with great people and assets and realized the potential of those acquisitions. This is a different deal – a merger of equals – but we both bring a passion and discipline to outperform and to create value. I look forward to leading and working with a highly talented and committed team."

Mr. O'Brien added, "EnCana will remain committed to a number of the values long demonstrated by each of the merging companies. These values include protection of the environment, active support for the communities in which we operate, and development of a workforce that takes pride in their company, their community and their country."

Recognizing that AEC's annual dividend would normally be payable after the expected closing date of the transaction, AEC's Board of Directors has also declared a dividend of $0.45 per share payable on March 28, 2002 to AEC shareholders of record on March 7, 2002.

Each company plans to hold a meeting of its shareholders in early April. It is expected that a joint information circular will be sent to the shareholders of each company in late February. AEC shareholders will be eligible for a tax-free rollover. The merger agreement provides for the payment of a fee of C$350 million to either party in the event that the transaction is not completed for certain reasons.

Upon completion of the transaction, EnCana Corporation will be headquartered in Calgary. Subject to the approval of the stock exchanges, the Company's shares will trade on both the Toronto and New York stock exchanges under the symbol ECA.

RBC Capital Markets and Credit Suisse First Boston Corporation are acting as financial advisors and Peters & Co. Limited as strategic advisor to PanCanadian for the purposes of this transaction. AEC has retained CIBC World Markets Inc. and Merrill Lynch & Co. as its financial advisors and KERN Partners Ltd. and FirstEnergy Capital Corp. as its strategic advisors.

Notices

A **MEDIA CONFERENCE** will be conducted Sunday afternoon, January 27, 2002 at 1:30 p.m. Mountain Standard Time in the Leduc Room of the Palliser Hotel in Calgary. Media representatives who cannot attend in person may call in to the event as follows:

- From North America: 1-800-310-6649
- From elsewhere: 1-719-457-2693
- Password is 559289

Callers having difficulty joining the call may dial 1-800-628-5949 from North America and 1-719-457-2840 from elsewhere, using password 559289.

You must register with the operator prior to 1:25 p.m. Mountain Standard Time. A live audio webcast of the media conference will be available via the companies' web sites – www.aec.ca and www.pancanadianenergy.com.

An archived version of the webcast will be posted to the corporate web sites after the media conference call. The call will also be available on post-view until 4:00 p.m. Mountain Standard Time on Friday, February 1 2002, by dialing:

- From North America: 1-888-203-1112
- From elsewhere: 1-719-457-0820
- Password is 559289

An **INVESTMENT CONFERENCE CALL** will be held for investors, financial analysts, media and other interested persons Monday morning January 28, 2002, at 9:00 a.m. Mountain Standard Time. To call in, interested parties should dial:

- From North America: 1-888- 793-1722
- From elsewhere: 416-641-6682

Should you have difficulty joining the call, please dial 1-800-473-0602 from North America and from elsewhere, 514-843-3220 (code 20293160).

Please register at least 10 minutes before the start of the conference call. A live audio webcast of the investor conference will be available via http://www.newswire.ca/webcast/pages/SpecialEvent20020128/ An archived version of the webcast will be posted to the corporate web sites after the conference call. The call will also be available on post-view until 4:00 p.m. Mountain Standard Time on Friday, February 1, 2002, by dialing:

- From North America: 1-800-558-5253 (code 20293759)
- From elsewhere: 416-626-4100 (code 20293160)

Additional information about the transaction will be available in the information circulars to be mailed to shareholders of both companies.

....6/

Statistics

| | PanCanadian | AEC | **Pro forma** *(without pro forma adjustments for the proposed merger)* |
|---|---|---|---|
| Sales (nine months ended September 30, 2001) | | | |
| Natural gas (mmcf/d) | 1,045 | 1,286 | **2,331** |
| Liquids (bbls/d) | 114,635 | 135,067 | **249,702** |
| Total (boe/d) | 288,802 | 349,400 | **638,202** |
| Proved reserves* | | | |
| Natural gas (bcf) | 3,716 | 4,071 | **7,787** |
| Liquids (mmbbls) | 429 | 920 | **1,349** |
| Total (mmboe) | 1,048 | 1,599 | **2,647** |
| Probable reserves* | | | |
| Natural gas (bcf) | 1,306 | 2,203 | **3,509** |
| Liquids (mmbbls) | 235 | 470 | **705** |
| Total (mmboe) | 453 | 837 | **1,290** |
| Net undeveloped land* (000's acres) | | | |
| Canada | 11,293 | 9,339 | **20,632** |
| International | 10,907 | 5,688 | **16,595** |
| Total | 22,200 | 15,027 | **37,227** |

*December 31, 2000 pro forma corporate acquisitions completed in 2001

*All dollar figures in this news release are Canadian unless otherwise noted.*
*Natural gas is converted to barrels of oil equivalent on a six-to-one basis.*

....7/

**AEC AND PANCANADIAN TO MERGE**
**Page Seven**

**Advisory**

In the interest of providing Alberta Energy Company Ltd. (AEC) and PanCanadian Energy Corporation (PanCanadian) shareholders and potential investors with information regarding each company, including management's assessment of each company's future plans and operations, certain statements contained in this document are 'forward-looking statements', within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent each company's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the companies' future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause each company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in each company's marketing operations; imprecision of reserves estimates; each company's ability to replace and expand oil and gas reserves; each company's ability to generate sufficient cash flow from operations to meet its current and future obligations; each company's ability to access external sources of debt and equity capital; the risk that the companies' businesses will not be integrated successfully and that the anticipated synergies will not be realized; costs related to the proposed merger; failure of the AEC or PanCanadian shareholders or the court to approve the proposed merger; failure to obtain any required regulatory approvals for the proposed merger; and such other risks or uncertainties described from time to time in each company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

-30-


| *For further information* | *Alberta Energy Company* | *PanCanadian Energy* |
| --- | --- | --- |
| **Investor Relations** | Brian Ferguson<br>Vice-President, Corporate Communications & Corporate Secretary<br>403-266-8113<br>brianferguson@aec.ca | Sheila McIntosh<br>Vice-President, Investor Relations<br>403-290-2194<br>sheila_mcintosh@pancanadianenergy.com |
| **Media Relations** | Dick Wilson<br>Director, Public Affairs<br>403-266-8127<br>dickwilson@aec.ca | Scott Ranson<br>Director, Media Relation<br>403-290-2710<br>scott_ranson@pancanadianenergy.com |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: January 30, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

## Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.